The Mermaid Kitchen, LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
Discounts given	-68.00
Main St. Bounceback Grant	10,000.00
QuickBooks Payments Sales	10,069.91
Sales	55,572.24
Total Income	**$75,574.15**
Cost of Goods Sold	
Cost of Goods	13,145.15
Total Cost of Goods Sold	**$13,145.15**
GROSS PROFIT	**$62,429.00**
Expenses	
Advertising & Marketing	1,026.98
Bank Charges & Fees	86.29
Contractors	1,130.00
Decor	154.56
Equipment Rental	744.12
Insurance	1,716.67
Interest Paid	77.36
Job Supplies	
Supplies	267.95
Total Job Supplies	**267.95**
Legal & Professional Services	365.00
Licenses	1,294.35
Meals & Entertainment	21.85
Merchant Fees	2,152.44
Office Supplies & Software	619.87
Payroll Expenses	
Taxes	1,510.25
Wages	12,826.56
Total Payroll Expenses	**14,336.81**
Processing Fees	3.32
Rent & Lease	14,371.35
Repairs & Maintenance	2,294.46
Subscription Fees	597.66
Utilities	1,568.21
Vendor Fees	613.50
Total Expenses	**$43,442.75**
NET OPERATING INCOME	**$18,986.25**
Other Income	
Interest Income	0.85
Total Other Income	**$0.85**
Other Expenses	
Reconciliation Discrepancies	-471.02

	TOTAL
Total Other Expenses	$ -471.02
NET OTHER INCOME	$471.87
NET INCOME	$19,458.12

The Mermaid Kitchen, LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on Hand	450.00
Checking (025)	1,180.60
Checking (026)	61.74
Savings	1,015.85
Stripe	634.13
Total Bank Accounts	**$3,342.32**
Accounts Receivable	
Accounts Receivable (A/R)	272.00
Total Accounts Receivable	**$272.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$3,614.32**
Fixed Assets	
Apple Computer 2023	1,388.35
Apple Desktop Computer	1,590.90
Kitchen Assets	
B Series Sink -3 Compartments	2,476.89
Electric Deck Oven - ABSEDO382	15,536.60
Estrellon Planetary 20 Quart Mixer	2,500.00
Grease Trap	2,050.00
Kitchen Table - 6ft	1,675.98
Sink - One Compartment	521.96
Speed Racks/Sheet Trays	812.67
Spiral Mixer - ABSFBM25	6,207.40
Walk In Cooler 2023	11,605.00
Total Kitchen Assets	**43,386.50**
Leasehold Improvements	11,200.00
Small Tools and Equipment	427.88
Total Fixed Assets	**$57,993.63**
Other Assets	
Security Deposit	1,148.48
Total Other Assets	**$1,148.48**
TOTAL ASSETS	**$62,756.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One	1,579.88
Heartland Credit Card	1,269.37

	TOTAL
Total Credit Cards	**$2,849.25**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	-0.18
Federal Unemployment (940)	-12.99
MN Income Tax	8.17
WI Income Tax	38.74
WI SUI Employer	82.62
Total Payroll Liabilities	**116.36**
Sales Tax Payable	-2,802.11
Wisconsin Department of Revenue Payable	777.15
Total Other Current Liabilities	**$ -1,908.60**
Total Current Liabilities	**$940.65**
Total Liabilities	**$940.65**
Equity	
Owner's Investment	63,469.46
Owner's Pay & Personal Expenses	-19,702.62
Retained Earnings	-1,409.18
Net Income	19,458.12
Total Equity	**$61,815.78**
TOTAL LIABILITIES AND EQUITY	**$62,756.43**

The Mermaid Kitchen, LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	19,458.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-272.00
Heartland Credit Card	-2,441.10
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	-0.18
Payroll Liabilities:Federal Unemployment (940)	52.12
Payroll Liabilities:MN Income Tax	8.17
Payroll Liabilities:WI Income Tax	38.74
Payroll Liabilities:WI SUI Employer	67.37
Sales Tax Payable	-2,696.83
Wisconsin Department of Revenue Payable	463.59
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-4,780.12**
Net cash provided by operating activities	**$14,678.00**
INVESTING ACTIVITIES	
Apple Computer 2023	-1,388.35
Apple Desktop Computer	-1,590.90
Kitchen Assets:B Series Sink -3 Compartments	-2,476.89
Kitchen Assets:Electric Deck Oven - ABSEDO382	-15,536.60
Kitchen Assets:Estrellon Planetary 20 Quart Mixer	-2,500.00
Kitchen Assets:Grease Trap	-2,050.00
Kitchen Assets:Kitchen Table - 6ft	-1,675.98
Kitchen Assets:Sink - One Compartment	-521.96
Kitchen Assets:Spiral Mixer - ABSFBM25	-6,207.40
Kitchen Assets:Walk In Cooler 2023	-11,605.00
Leasehold Improvements	-11,200.00
Net cash provided by investing activities	**$ -56,753.08**
FINANCING ACTIVITIES	
Owner's Investment	58,557.75
Owner's Pay & Personal Expenses	-14,563.11
Net cash provided by financing activities	**$43,994.64**
NET CASH INCREASE FOR PERIOD	**$1,919.56**
Cash at beginning of period	1,422.76
CASH AT END OF PERIOD	**$3,342.32**